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                            [BUTZEL LONG LETTERHEAD]



VIA FACSIMILE AT (202) 772-9203 AND EDGAR
-----------------------------------------

United States Securities and Exchange Commission
Office of Mergers and Acquisitions,
Division of Corporation Finance
100 F Street, N.W.
Washington D.C. 20549


         Attn:    Celeste M. Murphy, Esq.
                  Mail Stop 3628


         RE:      SPORTS RESORTS INTERNATIONAL, INC.
                  SCHEDULE TO-I/A  FILED FEBRUARY 16, 2006
                  SCHEDULE 13E-3/A FILED FEBRUARY 16, 2006
                  SEC FILE NO. 005-40279


Ladies and Gentlemen:


         The following are the responses of Sports Resorts International, Inc. (the "Company") to the comments of the Staff dated February 22, 2006. For the convenience of the Staff we have reproduced the Staff's comments. The Company's response immediately follows the reproduced comment.

         Schedule 13E-3
         --------------

                  1. We note your response to prior comment 5 that you have added disclosure that clarifies that the company, the board and the bidders believe that $1.00 per share whether received as a result of the tendering in the offer or as part of a "squeeze out" merger is fair to unaffiliated shareholders. Please advise us of the location of this added disclosure as we are unable to locate it.

RESPONSE
--------

THE COMPANY HAS ADDED APPROPRIATE DISCLOSURE TO "ITEM 8. FAIRNESS OF THE TRANSACTION" ON PAGE 17 TO STATE THAT THE BOARD AND MR. WILLIAMSON BELIEVES THAT A PURCHASE PRICE OF $1.00 PER SHARE WHETHER RECEIVED AS A RESULT OF TENDERING IN THE OFFER OR AS PART OF A SECOND STEP MERGER TRANSACTION IS FAIR TO UNAFFILIATED SHAREHOLDERS.

         Offer to Purchase - General
         ---------------------------

                  2. We note your response to prior comment 11, but believe that you should revise the disclosure to separately address fairness to those shareholders being cashed out and the fairness to those who will remain as shareholders in a private company. As we previously noted, where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13,1981),


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RESPONSE
--------

DISCLOSURE HAS BEEN ADDED TO PAGE 7 UNDER THE SECTION "CERTAIN EFFECTS OF THE OFFER" TO CLARIFY THAT SHAREHOLDERS THAT REMAIN AS SHAREHOLDERS AFTER THE TERMINATION OF THE OFFER WILL OWN SHARES IN A PRIVATE COMPANY WITHOUT A LIQUID TRADING MARKET. IN ADDITION, DISCLOSURE HAS BEEN ADDED THAT THE COMPANY WILL NO LONGER HAVE TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION.


         Summary Term Sheet. page 1
         --------------------------

                  3. We note your amendment and response to prior comment 12, but believe that you should revise your statement that 'the only difference" between tendering shares now and waiting for the transaction, if it should happen, as receiving the compensation now or later under the Introduction on page 4. You should add here that shareholders who exercise dissenters' rights under Michigan law will receive a judicially determined fair-value for their shares, which value could be more or less than the price per share to be paid in the merger and also refer to the more detailed section on dissenters rights.

RESPONSE
--------

         DISCLOSURE HAS BEEN CLARIFIED ON PAGE 4 TO PROVIDE THE FOLLOWING:

"IN THE EVENT THAT THE SECOND-STEP TRANSACTION OCCURS, NON-TENDERING SHAREHOLDERS, WHO PROPERLY EXERCISE DISSENTERS' RIGHTS, WOULD BE ENTITLED TO RECEIVE A JUDICIALLY DETERMINED VALUE THAT MAY BE MORE OR LESS THAN THE $1.00 PURCHASE PRICE CONTEMPLATED IN THE OFFER. SEE "RIGHTS OF SHAREHOLDERS IN THE EVENT OF THE SECOND-STEP TRANSACTION".

         Special Factors, page 6
         -----------------------

                  4. Prior Comment 18. Please add the supplemental response to your disclosure document, under the fairness of the offer heading, as it is responsive to Instruction 2(ii) to Item 1014 of Regulation S-K and required disclosure in the negative instance where the board and filing persons did not consider the factor of historical market prices in making the fairness determination.

RESPONSE
--------

THE FOLLOWING DISCLOSURE HAS BEEN ADDED TO PAGE 6:

"THE BOARD AND MR. WILLIAMSON DID NOT CONSIDER THE HISTORICAL TRADING PRICE OF THE COMPANY'S COMMON STOCK IN DETERMINING THAT THE OFFER WAS FAIR. IT WAS DETERMINED THAT THE DELISTING FROM THE NASDAQ SMALL CAP MARKET AND THE FUTURE LIKELIHOOD OF AN INEFFICIENT TRADING MARKET MADE HISTORICAL TRADING PRICES LARGELY IRRELEVANT. FURTHER, CONDITIONS IN THE BEDLINER BUSINESS, THE INABILITY TO SELL THE COMPANY'S RACEWAY OPERATIONS AND THE COMPANY'S INABILITY TO ACCESS THE CAPITAL MARKETS ALL INDICATED THAT THE STOCK PRICE WAS UNLIKELY TO REBOUND."

         Position of the Board of Directors: Fairness of the Offer, page 9
         -----------------------------------------------------------------

                  5- We note your response to prior comment 27. Please expand your disclosure to state that the neither the board nor the filing persons considered historical market prices, going concern value, and liquidation value, if true. See Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, April 13,1981, Question and Answer 2


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RESPONSE
--------

DISCLOSURE HAS BEEN ADDED TO PAGE 6 THAT NEITHER THE BOARD OR MR. WILLIAMSON CONSIDERED HISTORICAL MARKET PRICES, GOING CONCERN VALUE OR LIQUIDATION VALUE IN MAKING THE FAIRNESS DETERMINATION.


         Interests of Certain Person in the Offer, page 10
         -------------------------------------------------

                  6. We note your response to prior comment 29, but cannot locate the added disclosure. In our prior comment we noted that the board "is aware of... actual and potential conflicts of interest and has considered them along with the other matters described [under Other sections]." Please identify the conflicts of interest that exist as between the Continuing Shareholders and actions related to the company. We note the identification of "control [of] all matters requiring approval of the Company's shareholders, including the election of directors and approval of any Second-Step Transaction." Disclose the steps the board took to address such conflicts. Please identify any other area where the board considered there to be a conflict of interest and measures of precautions or steps implemented to address such conflicts.

RESPONSE
--------

SECTION 4 ON PAGE 10 OF THE OFFER TO PURCHASE CONTAINS A DETAILED LISTING OF THE RELATED PARTY TRANSACTIONS BETWEEN THE COMPANY AND MR. WILLIAMSON. DISCLOSURE HAS BEEN ADDED THAT THE BOARD DID NOT TAKE ANY STEPS TO REDUCE OR OTHERWISE MODIFY THE RELATED PARTY TRANSACTIONS WHILE CONSIDERING THE OFFER. IN ADDITION, THE DISCLOSURE HAS BEEN MODIFIED TO CLARIFY THAT MR. WILLIAMSON HAS AN INTEREST IN THE OFFER THAT IS DIFFERENT THAN THE INTERESTS OF THE UNAFFILIATED SHAREHOLDERS. FURTHER, DISCLOSURE HAS BEEN ADDED THAT NO OTHER OFFICER OR DIRECTOR HAS ANY INTEREST IN THE OFFER THAT IS DIFFERENT THAN THE INTERESTS OF THE UNAFFILIATED SHAREHOLDERS.

Closing Comment
---------------

                           Each filing person acknowledges that;

                           - that filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

                           - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                           - that filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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         Questions about the responses noted above or the disclosure contain the referenced filings can be addressed to the undersigned at (313) 983-7454.



                                        Very truly yours,



                                        Dave Braun